5/A
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001181682
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Bob Evans Farms, Inc.
  0000033769
  <IRS-NUMBER>31-4421866
</SUBJECT-COMPANY>
<PERIOD>04/26/02
5/A
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   EVANS, DANIEL E
   300 BOWEN ROAD


   CANAL WINCHESTER, OH  43110
2. Issuer Name and Ticker or Trading Symbol
   Bob Evans Farms, Inc. (bobe)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/02
5. If Amendment, Date of Original (Month/Year)
   05/24/02
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock $.01 Par Value                   06/06/01    A 5 (1)  974.0000      A                              D  Direct
Common Stock $.01 Par Value                   12/07/01    G 5 (2)  4,600.0000    D                              D  Direct
Common Stock $.01 Par Value                   12/07/01    G 5 (3)  100.0000      D                              D  Direct
Common Stock $.01 Par Value                   12/07/01    G 5 (4)  100.0000      D                              D  Direct
Common Stock $.01 Par Value                   12/07/01    G 5 (5)  50.0000       D                              D  Direct
Common Stock $.01 Par Value                   04/24/02    G 5 (5)  50.0000       A               154,189.0000   D  Direct
Common Stock $.01 Par Value                   12/07/01    G 5 (5)  50.0000       A                              I  as custodian
Common Stock $.01 Par Value                   04/24/02    G 5 (5)  50.0000       D               0.0000         I  as custodian
Common Stock $.01 Par Value                                                                      37,226.0000    I  by Evans Ent.,
                                                                                                                   Inc.
Common Stock $.01 Par Value                   03/01/02    J        2.0347        A               2.0347         I  by Spouse (6)
Common Stock $.01 Par Value                   12/07/01    G 5 (3)  100.0000      A               100.0000       I  by Step-Dghtr (7)
Common Stock $.01 Par Value                   12/07/01    G 5 (4)  100.0000      A               100.0000       I  by Step-Son (7)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1)
The common shares were received as partial consideration for services as a Director of Bob Evans Farms, Inc. pursuant to the Directo rs Compensation Plan. The common shares were issued under the 1998 Stock Option and Incentive Plan.
(2)
Represents gifts to 3 different charitable organizations and 14 different individuals
(3)
Gift to stepdaughter who shares reporting person's household.
(4)
Gift to stepson who shares reporting person's household.
(5)
Gift of common shares to an individual on December 7, 2001, which common shares were held by the reporting person as custodian, and return of common shares to reporting person on April 24, 2002.
(6)
Represents common shares acquired and held by spouse through the Bob Evans Farms, Inc. Dividend Reinvestment Plan.
(7)
The reporting person disclaims beneficial ownership of all securities held by his stepdaughter and stepson, and this report should n ot be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any oth er purpose.

SIGNATURE OF REPORTING PERSON
/S/ EVANS, DANIEL E
DATE 01/08/03